Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility

The Company was notified on 12 November 2007 that on 12 November 2007, Ken Hanna acquired 32 ordinary shares in the capital of the Company at a price of £6.00 per share through participation in the Company’s all-employee share incentive plan.

Following this acquisition, Ken Hanna now has an interest in 623,595 shares (which includes two restricted share awards). He also has a conditional interest in a further 711,928 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 12 November 2007 that on 12 November 2007, Steve Driver acquired 26 ordinary shares in the capital of the Company at a price of £6.00 per share through participation in the Company’s all-employee share incentive plan.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:

J M Mills

Director of Group Secretariat

Tel: 020 7830 5183

13 November 2007